Exhibit (d)(10)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

VOYA EQUITY TRUST

OPERATING EXPENSE LIMITS

The Operating Expense Limit and the expiration date of the initial term for each class of the below listed Funds shall be the average annual net assets of each class of such Funds multiplied by the percentage set forth below for such class:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class P3	Class R	Class R6	Class T	Class W
Voya Large-Cap Growth Fund(1) Term Expires October 1, 2017 Initial Term for Class R6 Expires October 1, 2017 Initial Term for Class T Expires October 1, 2018 Initial Term for Class P3 Expires October 1, 2019	1.15%	1.90%	0.90%	0.00%	1.40%	0.80%	1.15%	0.90%

/s/ HE
HE

Effective Date:  February 9, 2018 to add Class P3 shares.

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

(1)         With respect to classes A, C, R, and T of Voya Large-Cap Growth Fund (formerly, Voya Growth Opportunities Fund), the Distributor will waive the distribution and/or service fees otherwise payable to it under the Underwriting Agreement in amounts up to 0.25%, computed based on each class’ average daily net assets.  The amount of distribution and/or service fees that the Distributor will waive during any given period with respect to a class of shares Voya Large-Cap Growth Fund will be the amount necessary to achieve the expense limit for that class reflected in this Agreement, after taking into account any advisory fees waived or reimbursed by the Investment Manager for that class during that period.  The amounts waived by the Distributor in any given period will not exceed 0.25% of the distribution and/or service fees otherwise receivable by the Distributor.